

July 7, 2010

Graftech Holdings Inc
M. Ridgway Barker
Kelley Drye & Warren LLP
400 Atlantic Street
Stamford, Connecticut 06901

Re: Graftech Holdings Inc.
Registration Statement on Form S-4
Filed June 10, 2010
File No. 333-167446

M. Ridgway Barker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed June 10, 2010

General

1.	We note that you have requested confidential treatment for portions of Exhibit 10.25.0 to your registration statement. We will review and provide any comments on your confidential treatment request separately. Please resolve any comments regarding your request prior to requesting effectiveness of this registration statement.

2.	We understand that you submitted a no-action request letter to the Office of Chief Counsel relating to the transactions contemplated by your registration statement. Please resolve any issues regarding your no-action request prior to requesting effectiveness of this registration statement.

Graftech and Seadrift Unaudited Pro Forma Condensed Combined Financial Information, page 71

Graftech and Seadrift Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 75

3.	We note from disclosures on page 76 that you utilized the closing price of your common stock as of April 29, 2010 to determine the amount of stock consideration for this acquisition. Please explain to us why you utilized the closing price of your common stock on that particular date to value the stock consideration to be issued rather than the closing price of your common stock at the time the filing was made.

4.	We see from disclosures on page 78 that you had previously obtained an independent third party valuation to identify and determine the fair value of Seadrift's intangible assets and you utilized this valuation to identify and value significant intangible assets as part of your proposed acquisition of Seadrift. Please tell us the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Adjustments to GrafTech and Seadrift Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2009 and for the Three Months Ended March 31, 2010, page 79

5.	Reference is made to adjustment (f). Tell us and revise your notes herein to provide further information regarding your calculation to record income taxes on

M. Ridgway Barker
Graftech Holdings Inc.
July 7, 2010
Page 3

a combined basis. In your discussion, please also tell us how you determined (and your basis for) the pro forma combined effective tax rate, especially in light of your statement that the effective tax rate of the combined company could be significantly different depending on post acquisition activities. Clarify any assumptions you have made in your determination regarding these significant post acquisition activities.

6.   In this regard, please also revise to disclose the basis in U.S. GAAP for your determination that $41.4 million in 2009 (and $10.6 million in the three months ended March 31, 2010) of the valuation allowance in the pro forma provision for income taxes should appropriately be reversed and why the adjustment is directly related to the acquisition.

Adjustments to GrafTech and Seadrift Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2010, page 80

7.   Reference is made to adjustment (D) and various other adjustments herein. Please revise the pro forma balance sheet adjustments or notes thereto as necessary to disclose the gross components of each adjustment rather than presenting the adjustments on a "net" basis.

8.   Reference is made to adjustment (F). In light of the significance of the goodwill you plan to record in connection with this acquisition, please include a qualitative description of the factors that make up the goodwill to be recorded.

9.   Reference is made to adjustment (G). We note that you have allocated approximately $71 million of the purchase price to intangible assets that you have disclosed collectively represent both customer relationships and technology. We also note your disclosure on page 78 that once you have full access to the specifics of Seadrift's long-lived assets additional insight will be gained that could impact the estimated allocation of assets. In light of your lacking of specific information, please tell us in more sufficient detail how you were able to determine the intangible assets and the related fair values and revise to disclose the following about these intangible assets:
   - the specific nature of the intangible assets you have acquired;
   - how you determined the estimated value assigned;
   - how you determined the useful lives for each intangible asset (as disclosed on page 78) and
   - the details of your calculation of the amortization included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009 and the three months ended March 31, 2010 included in adjustment (a) .

Please be sufficiently detailed in your response. We may have further comment after receipt of your response.

Graftech, Seadrift and C/G Unaudited Pro Forma Condensed Combined Financial Information, page 83

10.   Please apply the comments above regarding the Graftech and Seadrift pro forma financial statements to the pro forma financial statements for Graftech, Seadrift and C/G.

Graftech International Ltd. Financial Statements, page F-1

11.   Please update the financial statements as necessary to comply with Rule 3-12 of Regulation S-X. Note we may have additional comments after reviewing your updated financial statements and pro forma financial information.

12.   Please consider the impact of our comments on your current (and future) Form 10-K as well as other periodic report filings.

Note 2. Summary of Significant Accounting Policies, page F-11

Cash Equivalents, page F-11

13.   We see your cash equivalents consist of overnight repurchase agreements, certificates of deposit, money market funds and commercial paper. Please address the following:

- Describe to us in detail your repurchase agreement transactions, the business purpose of the transactions and your accounting for those transactions. As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities serving as collateral under short-term purchases of securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

- Tell us the impact of such transactions on your financial statements as of the date of each balance sheet presented in this filing and for the last three fiscal years then ended. Specifically quantify for us the gross amount of repurchase agreements and reverse repurchase agreements recorded at each balance sheet date and the gross dollar volume of these transactions you undertook in each of the last three fiscal years. In addition, provide similar information for the quarter ended March 31, 2010.

- • For reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

- • For repurchase agreements, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.

- • Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite the accounting guidance that supports that treatment.

- • Provide us with the calculations on which you based your conclusion that the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were not required in your filings or supplementally provide us with the disclosure.

Software Development Costs, page F-16

14.   We note your disclosure that you amortize software development costs using the straight line method over the economic lives of the related product. Please tell us what your significant products are and the period of time over which you amortize the related costs.

Seadrift Coke, L.P. Financial Statements, page F-70

Consolidated Statements of Income, pages F-72

15.   Please tell us why you did not state the results of operations on a per unit basis herein and in your Consolidated Statements of Operations on pages F-87 and F-102. Refer to SAB Topic 4 (F). Also, confirm Seadrift does not have general partners and that its equity accounts do not reflect amounts related to general partners.

16.   We see you indicate taxable income or loss of the Partnership is includible in the individual income tax returns of its partners based upon their percentage of ownership and that based on this fact no provision for income taxes is provided in the accompanying consolidated financial statements. Please tell us why you did not disclose pro forma tax and net income (loss) per unit data on the face of historical statements for the periods presented herein and on pages F-87 and F-102.

Notes to the Consolidated Financial Statements, page F-76

Note 6—Partners' Equity, page F-82

17.   We see that "The Employee Plan" and "The Equity Plan" contain a put option that provides, at the discretion of the employee, at termination of employment for other than cause as defined, to require the Partnership to purchase all of the units held by the employee. Please tell us how this put option impacts your required presentation and accounting for the equity instruments issued under the referenced plans.

C/G Electrodes LLC Financial Statements, page F-107

Consolidated Statements of Income, pages F-109

18.   Please tell us why you did not state the results of operations on a per unit basis herein and in your Consolidated Statements of Operations on pages F-125 and F-139. Refer to SAB Topic 4 (F).

19.   We see you indicate as a limited liability company you are treated as a partnership for income tax purposes and are not subject to income taxes. Please tell us why you did not disclose pro forma tax and net income per unit data on the face of historical statements for the periods presented herein and on pages F-125 and F-139.

Notes to the Consolidated Financial Statements, page F-113

Note 8. Members' Equity, page F-119

20.   W see the Series A and Series D unit agreements contain a put option which provides the employee or the estate of the employee the option at the employee's death, permanent disability, or the retirement of the employee after the age of 60, to require the Company to purchase (based on the fair value of the units at the date of the put notice) all of the outstanding Series A - non-management and Series D units held by the employees. Please tell us how this put option impacts your required presentation and accounting for the equity instruments issued under the referenced plans.

Exhibit 23

21.   Please include currently dated and signed consents from your independent auditors with any amendment filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Jay Webb
Reviewing Accountant